Exhibit 21.1

Subsidiaries of Cable One, Inc.

Name of Subsidiary	State of Incorporation / Organization
Cable One VoIP LLC	Delaware
CoBridge Broadband, LLC	Delaware
CoBridge Communications LLC	Delaware
Delta Communications, L.L.C.	Illinois
Fidelity Cablevision, LLC	Missouri
Fidelity Telephone LLC	Missouri
Valu-Net LLC	Delaware